UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The New Home Company Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

645370107

(CUSIP Number)

January 31, 2014

(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 645370107	SCHEDULE 13G	Page 2 of 6

1.	NAME OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY): IHP Capital Partners VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,916,618
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,916,618
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,916,618
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.65% (1)
12.	TYPE OF REPORTING PERSON* OO

(1)	Based on 16,448,750 shares of common stock of Issuer issued and outstanding as of May 7, 2014, as reported by Issuer in its most recent Form 10-Q filed May 8, 2014.

CUSIP No. 645370107	SCHEDULE 13G	Page 3 of 6

1.	NAME OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY): Douglas C. Neff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,916,618 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,916,618 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,041 (2)(3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03% (4)
12.	TYPE OF REPORTING PERSON* OO

(1)	Mr. Neff is the Managing Partner of IHP Capital Partners VI, LLC and has the power to direct the vote and dispose of the 1,916,618 shares of common stock beneficially owned by IHP Capital Partners VI, LLC.
(2)	Mr. Neff disclaims beneficial ownership of the 1,916,618 shares of common stock beneficially owned by IHP Capital Partners VI, LLC except to the extent of any pecuniary interest therein.
(3)	Represents the aggregate, as of the date of filing of this Schedule 13G, of restricted stock units granted to Mr. Neff, which will vest, in each case and subject to Mr. Neff’s continued service to Issuer, one year from the respective dates of grant, to be settled for an equal number of shares of common stock upon vesting. The restricted stock units are non-voting.
(4)	Based on 16,448,750 shares of common stock of Issuer issued and outstanding as of May 7, 2014, as reported by Issuer in its most recent Form 10-Q filed May 8, 2014.

CUSIP No. 645370107	SCHEDULE 13G	Page 4 of 6
Item	1.
(a)	Name of Issuer

The New Home Company Inc.

(b)	Address of Issuer’s Principal Executive Offices

95 Enterprise, Suite 325, Aliso Viejo, California 92656

Item	2.
(a)	Name of Person Filing

IHP Capital Partners VI, LLC (the “Reporting Person”)

Mr. Douglas C. Neff is the Managing Partner of the Reporting Person and has the power to direct the vote and dispose of the 1,916,618 shares of common stock beneficially owned by the Reporting Person. Mr. Neff disclaims beneficial ownership of the shares owned by the Reporting Person except to the extent of any pecuniary interest therein. The filing of this statement shall not be construed as an admission that Mr. Neff is the beneficial owner of any securities covered by this statement other than the securities actually owned by him.

(b)	Address of Principal Business Office or, if none, Residence

100 Bayview Circle, Suite 200, Newport Beach, California 92660

(c)	Citizenship

The Reporting Person is organized as a limited liability company under the laws of the state of Delaware. Mr. Neff is a citizen of the United States of America.

(d)	Title of Class of Securities

Common Stock, $0.01 par value

(e)	CUSIP Number

645370107

Item	3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S. C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 645370107	SCHEDULE 13G	Page 5 of 6
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.1d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item	4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Reporting Person: 1,916,618; Mr. Neff: 5,041.
(b)	Percent of class: Reporting Person: 11.65%; Mr. Neff: 0.03%.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: Reporting Person and Mr. Neff: 1,916,618.
(ii)	Shared power to vote or to direct the vote: 0.
(iii)	Sole power to dispose or to direct the disposition of: Reporting Person and Mr. Neff: 1,916,618.
(iv)	Shared power to dispose or to direct the disposition of: 0.
Item	5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item	6. Ownership of More than Five Percent on Behalf of Another Person.

See Item 2(a) above.

CUSIP No. 645370107	SCHEDULE 13G	Page 6 of 6

Item	7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item	8. Identification and Classification of Members of the Group.

Not applicable.

Item	9. Notice of Dissolution of Group.

Not applicable.

Item	10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 6th day of August, 2014.

IHP Capital Partners VI, LLC

By: /s/ Douglas C. Neff
Name: Douglas C. Neff
Its: Managing Partner

/s/ Douglas C. Neff
Douglas C. Neff, an individual

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).